Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: October 17, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On October 16, 2025, ReserveOne made the below communications on its X account.

On October 16, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, and Sebastian Bea, President and Chief Investment Officer of ReserveOne, conducted an interview. The excerpt of the transcript is below.

Jaime: That’s about five questions in one. So, why don’t I start with just who we are at ReserveOne, for those of you that haven’t been following us on socials, please do. We announced our business combination agreement and the raise of the $750 million PIPE back in the spring and a couple of weeks ago, we announced the confidential filing of our S-4. So, we are going through the process of working to get the deal approved, at which time we will fund. We would start trading under our new ticker, which is anticipated to be RONE, short for ReserveOne, obviously. We are technically a digital asset treasury firm, but really, really differentiated from anything else we’ve seen in the space. We’re inspired by what we’ve seen from the federal government as far as the support of Bitcoin and their intention to support certain other tokens in the digital asset stockpile. So, we expect to allocate about 80% of our funding to Bitcoin, 20% to the tokens that we understand will be in the stockpile. So, a mix of Ethereum, Solana, ADA and XRP. And then we also, we are not a passive strategy. We will actively look to generate returns from the assets while we hold them on our balance sheet and we also have embedded optionality to allocate up to 10% of our AUM into high conviction venture opportunities. So, all in all, just really a different type of company that gives a broader base of exposure to the industry as a whole. And I will turn it over to Sebastian, who is in charge of generating our returns.

Sebastian: Sure. Thanks, Jaime. And Jody, I think to your question, maybe even just to wrap a bow on it, the way I think about what we’re doing here is we’re building a company to own the upgrade of financial services here in the US, right? Because if you look at the liquid portfolio, Bitcoin, Ethereum, Solana, XRP and Cardano, at least initially, and then the venture portfolio, when you back up and you’re a client, say you’re an advisor and you’ve got a bunch of clients who just want to do one thing in crypto and try to have exposure to the entire space, we’re building a unique solution for that problem, right? Traditional investors don’t buy generally single asset ETFs, right? They like to buy portfolios, S&P 500, Nasdaq 100, EEM, etc. So then to look at a space that they would call niche and then have to select amongst 10, 20 or 30 options is really tough. And that’s not how we’re going to unlock the traditional markets for this new ecosystem. So that’s where I think that ReserveOne and RONE can really play a big role in bridging these two worlds. Now, in terms of the market, where do you want to start?

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Jaime: Yeah. So I touched on it at the top of the hour. Our capital raising was done back in the spring. And we don’t actually fund until we get through the SEC and the deal is finalized. So we’re not, you know, in a process right now of active allocation. But as I spoke about earlier, we really structurally set up something that’s quite different from anything else in the space. It being the only diversified that we will actively generate, look to generate returns from the assets that we hold them on balance sheet. We have a venture sleeve embedded within the structure. So kind of very different from what you see out there. And then we’ve got a seasoned management team. So as you mentioned, I’ve already been the CEO of a public company in the space. Sebastian’s talked about his background. We’ve got just an amazing anticipated board of directors, Wilbur Ross, former Commerce Secretary, Chinh Chu, employee number five at Blackstone, now founder and CEO of CC Capital, Reeve Collins, one of the co-founders of Tether, Gabriel Abed, John D’Agostino. So really built out a bench of strength around the table that crosses not just legacy crypto, but Wall Street, Washington, and a long history of navigating this world and really looking to build something that’s different and scaled for growth. And Sebastian can talk about yield.

Sebastian: Sure. So the portfolio, we intend to deploy the assets that we can. We have to hold some of the assets back for the convert initially. But over time, we anticipate hopefully deploying all of the assets to seek yield. And that can be either lending, staking, or other ways that we think are institutional in quality that they can allow us to compound in crypto. Now, we’ll end up with a portfolio that is, at least initially, Bitcoin, Ethereum, Solana, ETH, Cardano, and Ripple, and then deployed. That will be our liquid portfolio. And then over time, we will draw down to build out the illiquid portfolio. And bringing those two things together, I think that really is a value proposition that’s missing from the market. And to your point on setup, so a lot of the setup is building out those pipes, building out those relationships. So to offer a portfolio that’s deployed on the liquid side and deployed on the illiquid side, there’s a lot to do. And that’s a lot of phone calls, a lot of meetings, really building our integration into the system so we can be there when it’s appropriate to provide capital and hopefully outperform our competitors.

Host 1: Mm-hmm. And I think having the backgrounds you guys have and Wilbur Ross and all these names that you mentioned, accelerates a lot of that, right? You mentioned the venture piece of that. Well, I guess two things. One thing you just mentioned, so it’ll be very much an active fund, if I heard you correctly, that unlike many of the debts that are out here today, where they’re holding, it’d be kind of a shock if they did sell. Will you guys be actively watching the markets and sell Bitcoin then if it spikes real high, leverage that money then for the other arms you’re saying?

Sebastian: Well, in general, no, we’re not going to be timing the market quite like that. We do have it in our documents, the ability to hedge if we are concerned about a big market fall. So it is something that we will definitely look at. Investors want to have exposure to the space, right? They want to be invested in the space. That is our job to do it and to take those assets and then deploy them to seek better return than just owning the assets passively. But we do reserve the right to seek out hedges. We’ve been in markets for a long period of time. We’ve got very good information networks and it doesn’t mean that we’re necessarily going to do that very often. It doesn’t mean that that’s necessarily a high skill type of thing. But if we are in the markets and seeing things that we think that there is a risk, and we think that those risks are mispriced in markets, we will seek to protect the capital when we think it’s appropriate.

Jaime: But we won’t be actively buying and selling the asset directly. So the way we’re allocating even the alt sleeve is based on free float market cap with an ability to generate yield override. And once that’s kind of in place, the market kind of naturally balances where those token positions are based on how they’re performing from a free float perspective.

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Host 1: Got it. And then the second to that was on the venture side of things, what types of companies are you looking at? Are you looking for, you know, early stage or similar to the VC model where one of them hits? Or are you looking more for, like, free cash flowing businesses to pick up?

Sebastian: So at ReserveOne, the goal is to own the upgrade overall. We want to own the liquid assets and make investments in the private side with the intention of owning this overall upgrade of the financial system. That’s really important. What that means in the VC sleeve is that thematically, we want to be involved in sectors that are doing that. Then in terms of stage, in general, these will be earlier stage, so C, Series A. But we would also say that over time, the private equity element of this space is going to grow. For example, Kraken was doing a half a billion dollar raise before their anticipated IPO. That’s not something you saw back in 2001. How does that happen? Because everything is maturing. So what was almost exclusively a VC market will become more of a VC and PE market over the next three or four years. And we’ll participate in both. But the overarching goal here is to own the upgrade of the financial rail. So that’s where we’re going to be focused.

Jaime: And supportive of the ecosystem. We were asked the question recently, would we invest in something in AI that wasn’t related to the digital assets? And that would be very unlikely because that doesn’t help with our overall theme and where we’re trying to build and offer the exposure.

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Jaime: Yeah, I mean, I think we’re not maxis. You guys may recall at Hut 8, we were predominantly Bitcoin miner, but there was a point in time where we also mined ETH, and that was part of our transition into HTTC and GPUs. But I think we’re actually building for a target audience that isn’t in the crypto ecosystem today. We’re building for a demographic that is probably a little bit older. They’re probably just starting to take a look at crypto. They want something that gives them exposure, but in a way that they trust the people behind it. It’s a vehicle that they’re already comfortable with. In our case, we think an equity, a company, publicly traded equity that can go into their traditional portfolio or 401k, that’s who we’re building for. We’re not building for the sophisticated existing crypto investor because they don’t need us to construct a portfolio and manage it for them. If they’re comfortable enough to be doing leverage trading on hyper liquid or they want their MetaMask wallet, that is not our target audience from an investor perspective. And so I think that’s what’s really important about how we build the brand, who we’re talking to, how we’re talking to them. It’s just fundamentally different from anything else in the space.

Sebastian: And I would say, even though I’m wearing a tie and a suit, you know, I was part of OneRiver Digital. We were in the space in 2021. Obviously, Jaime’s been was part of Hut 8 for quite some time. So we’ve been in for a while. And I do think our experience, she was a public company CEO. I worked in a registered investment advisor and I was also a quantity co-operator. Those are two regulated entities. I mentioned that because our combined experience, I think, is a substantial advantage relative to our peers. When I look at the world that we’re entering, this is the first institutional cycle for digital assets. We’re getting real adoption, but real adoption means real rules. And I think that we are uniquely positioned to, well, at least relative to some of our peers, I think we’re in a good position to invest and to build in the world that we’re heading into. Which is a different world than we were in three or four years ago.

Jaime: Even last year. If we didn’t have the regulatory environment that we have in the United States right now, which is giving us the GENIUS Act, hopefully we see market structure get codified, if not later this year, early next year. This is a different world than we’ve ever seen before. And it’s one where I think we’re truly ready for this bridging, for this institutionalization of the space that we were not ready for in the absence of a supportive regulatory environment or clarity.

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Sebastian: I think it’s a very interesting theme and you see it, you’re starting to see more of it is just this idea that we have to bring simplicity to crypto for crypto to really get adopted. Right. Like Venmo turning on their the PayPal stable clicks. No C phrases, no complexity. That’s a sign. Right. Another sign is a Figure going public. Right. So Figure Lending is the number one issuer of home equity lines of credit in the United States of America. Right. Like if you today want to want a home loan from them, you can apply and you can have cash in your bank in 48 hours. OK, now, how can they do that? Partly because they’re leveraging blockchain to make it happen. And do you have to have us do you have to deal with wallets? No, none of that. Right. Do the investors who buy your loan have to have wallets? No, none of that. They’re abstracting away all of the complexity for the individual users so that you get the efficiency. And that is really important. I look at what we’re doing here is similar. Like we’re trying to deliver simplicity to something that is underlying, quite complex, obviously. Right. But the goal of this is very simple. We want to own the upgrade. Like that’s super important. And that’s it. And I think for investors, like if we can deliver on simplicity, that’s where the unlock is. And you’re seeing with Venmo, you’re seeing with figure and hopefully we continue to build and we’ll hopefully make it happen for people in our name.

Host 2: So what’s the best way to follow you guys? Like what’s next? I know at Q4, you’re looking for the listing, but...

Jaime: Well, it depends how long the government shut down. So timelines are really tough until we get the government back to work because we need the SEC moving files forward. Em, ReserveOne is our ticker. Sebastian and I are on all socials. I’m the only Jaime Leverton, spelled J-A-I-M-E on the planet. So I’m really easy to find across all channels. I always get my own name. And we’re super happy to spend time with investors to answer any questions. We want to make ourselves particularly accessible as we go on this journey. So absolutely. Any viewers that want to reach out through any channel, please, please don’t hesitate.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.